Via Facsimile and U.S. Mail
Mail Stop 6010

October 25, 2006

Matthew Emmens
Chief Executive Officer
Shire plc
Hampshire International Business Park, Chineham,
Basingstoke, Hampshire, England, RG24 8EP

Re: Shire plc
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 1, 2006
        File No. 000-29630

Dear Mr. Emmens:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief